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                                                                     Exhibit 5.1

                             PORTER & HEDGES, L.L.P.
                            700 Louisiana, 35th Floor
                            Houston, Texas 77002-2764
                            Telecopier (713) 228-1331
                            Telephone (713) 226-0600


                                  November 7, 1997


First Bank National Association, Trustee
180 East Fifth Street
St. Paul, Minnesota  55101

Ladies and Gentlemen:


     We have acted as counsel to Allied Waste Industries, Inc., a Delaware corporation ("Allied"), in connection with the registration under the Securities Act of 1933, as amended, of the issuance by Allied of $418 million aggregate principal amount of 11.30% Senior Discount Notes due 2007 (the "Notes") pursuant to the Indenture dated May 15, 1997 (the "Indenture") between Allied and you, in your capacity as trustee under the Indenture (the "Trustee").


     In connection with the opinions expressed below, we have examined (i) the certificates of incorporation, bylaws and corporate proceedings of Allied and
(ii) the Indenture.

     Based upon such examinations, we are of the opinion that the Notes, when issued, will be: (i) legally issued, fully paid and nonassessable; and (ii) binding obligations of Allied, except as may be limited by bankruptcy, insolvency and other law relating to the rights of creditors and law relating to specific performance and other forms of equitable relief that are subject to equitable defenses and judicial authority.

     We consent to the use of this opinion as an exhibit to the Registration Statement on Form S-4, No. 333-31231, and to the reference to our firm under the captioned "Legal Matters" in the prospectus included therein.

                                        Very truly yours,

                                        /s/ PORTER & HEDGES, L.L.P.

                                        PORTER & HEDGES, L.L.P.